

March 1, 2010

Paul R. Garrigues
Chief Financial Officer
Coastal Banking Company, Inc.
36 Sea Island Parkway
Beaufort, SC 29907

> **Re: Coastal Banking Company, Inc.**
> **Form 10-K for Fiscal Period Ended December 31, 2008**
> **Form 10-Q for Fiscal Period Ended September 30, 2009**
> **File No. 001-06368**

Dear Mr. Garrigues:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please refer to our previous comment 2 in our letter dated January 21, 2010. We note your proposed disclosures included in Appendix B. Please revise these disclosures to provide additional detail about your specific underwriting policies for <u>each</u> major loan product and <u>each</u> major loan category. Also, please revise to include your definition of hybrid loans, such as payment option arms and sub-prime loans, and the fact that you have never originated such loans.

2. Please refer to our previous comment 7 in our letter dated January 21, 2010. Considering that you obtain appraisals annually and that you charge off any shortfalls in collateral values in the month the appraisal was received, please revise to clarify the following information:

   a. Revise to clarify how you consider declining collateral values in your qualitative factors.

   b. Disclose whether you record an allowance for any estimated shortfall in collateral value prior to the receipt of the appraisal.

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with copies of your proposed revisions to your future filings. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3303, or me, at (202) 551-3851 if you have questions regarding these comments.

Sincerely,

Paul Cline
Senior Staff Accountant